SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
FX Real Estate and Entertainment Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
302709-100
(CUSIP Number)
Mitchell J. Nelson
Atlas Real Estate Funds, Inc.
650 Madison Avenue, 15th Floor
New York, New York 10022
Telephone: (212) 796-8174
(Name, address and telephone number of person
authorized to receive notices and communications)
December 29, 2008
(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	302709-100	SCHEDULE 13D	Page	2	of	13	Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		14,471,972

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,474,528

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,471,972

WITH	10	SHARED DISPOSITIVE POWER

		6,474,528

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,946,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.4%[1]

14	TYPE OF REPORTING PERSON

	IN

1 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	3	of	13	Pages

1	NAME OF REPORTING PERSONS Sillerman Capital Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		766,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

766,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

766,917

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%[2]

14	TYPE OF REPORTING PERSON

PN

2See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	4	of	13	Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,004,254

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,530,755

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,004,254

WITH	10	SHARED DISPOSITIVE POWER

		11,530,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,535,009

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.5%[3]

14	TYPE OF REPORTING PERSON

	IN

3 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	5	of	13	Pages

1	NAME OF REPORTING PERSONS Brett Torino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		256,238

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,107,339

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		256,238

WITH	10	SHARED DISPOSITIVE POWER

		13,107,339

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,363,577

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.6%[4]

14	TYPE OF REPORTING PERSON

	IN

4 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	6	of	13	Pages

1	NAME OF REPORTING PERSONS ONIROT Living Trust dated 06/20/2000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,556,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,556,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,556,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%[5]

14	TYPE OF REPORTING PERSON

OO

5 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	7	of	13	Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,550,469

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

7,550,469

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,550,469

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%[6]

14	TYPE OF REPORTING PERSON

OO

6 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	8	of	13	Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,407,611

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,407,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,407,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%[7]

14	TYPE OF REPORTING PERSON

CO

7 See Item 5(a) herein.

CUSIP No. 302709-100	SCHEDULE 13D	Page 9 of 13 Pages
     This Amendment No. 3 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings and as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings (as amended, the “Statement”). This Amendment No. 3 is also being filed by Paul C. Kanavos (“Kanavos”), Brett Torino, ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 3. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.
     Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (collectively, the “Reporting Persons”) have entered into a Joint Filing Agreement, dated December 29, 2008, a copy of which is filed herewith as Exhibit 12 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.
     Items 2, 3, 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.
ITEM 2. Identity and Background.
Item 2 of the Statement is hereby amended to add the following information:
(a) Kanavos, Torino, ONIROT, TTERB and Atlas.
(b), (c), (f) The following table sets forth the name, address and citizenship for each of Kanavos, Torino, ONIROT, TTERB and Atlas:

Citizenship/Place of
Reporting Person	Business Address	Organization
Kanavos	650 Madison Avenue, New York, New York 10022	United States

Torino	4455 Wagon Trail Avenue, Las Vegas, Nevada 89118	United States

ONIROT	4455 Wagon Trail Avenue, Las Vegas, Nevada 89118	Nevada

TTERB	4455 Wagon Trail Avenue, Las Vegas, Nevada 89118	Nevada

Atlas	650 Madison Avenue, 15th Floor New York, New York 10022	Delaware
The principal business of each of Kanavos, Torino, ONIROT, TTERB and Atlas is set forth in the following table:

Reporting Person	Principal Business
Kanavos	Kanavos is President and a director of the Issuer and Chairman and Chief Executive Officer of Flag Luxury Properties, LLC, a real estate development company.

Torino	Torino is Chairman-Las Vegas Division of the Issuer and Chief Executive Officer and President of Torino

CUSIP No. 302709-100	SCHEDULE 13D	Page 10 of 13 Pages

Reporting Person	Principal Business
Companies, LLC, a real estate development company.

ONIROT	ONIROT is a living trust formed for the sole benefit of Torino.

TTERB	TTERB is a living trust formed for the sole benefit of Torino

Atlas	Atlas invests in real estate-related securities.
The sole trustee of each of ONIROT and TTERB is Torino. The directors and executive officers of Atlas are Sillerman, Kanavos and Torino. The controlling stockholders of Atlas are Sillerman, Kanavos and Torino (through TTERB).
     (d), (e) To the knowledge of the Reporting Persons, none of Kanavos, Torino, ONIROT, TTERB or Atlas has, during the last five years, been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Statement is hereby amended to add the following information:
     On December 29, 2008, Atlas acquired a total of 5,407,611 shares of Common Stock from Sillerman, Kanavos and Torino (through TTERB) and certain other stockholders of the Issuer, valued at $0.125 per share (the closing price per share of Common Stock as reported on The NASDAQ Global Market on that date), in exchange for voting common stock of Atlas representing approximately 97% of Atlas’ outstanding voting common stock (the “Exchange Transaction). As a result of the Exchange Transaction, Sillerman, Kanavos and Torino (through TTERB) received an approximately 79% voting interest in Atlas and thereafter became Atlas’ directors and executive officers.
ITEM 4. Purpose of the Transaction.
      Item 4 of the Statement is hereby amended to add the following information:
     Atlas effectuated the Exchange Transaction for the purpose of complementing its existing business of investing in real estate-related securities. Sillerman, Kanavos and TTERB and the other participating stockholders of the Issuer effectuated the Exchange Transaction for the purpose of consolidating their stock ownership of the Issuer into a single entity, for among other reasons, to exercise greater influence over the management and affairs of the Issuer. Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the actions set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) As of the date of this Statement:
     Sillerman beneficially owns (i) directly 14,471,972 shares of Common Stock (consisting of: (A) 13,271,972 shares of Common Stock owned of record by Sillerman; and (B) 1,200,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are exercisable at $20.00 per share within 60 days after the date of this Statement) and (ii) indirectly 6,474,528 shares of Common Stock (consisting of: (A) 766,917 shares of Common Stock owned of record by Holdings, which Sillerman

CUSIP No. 302709-100	SCHEDULE 13D	Page 11 of 13 Pages
controls through a trust for the benefit of Sillerman’s descendents; (B) 300,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse; and (C) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 39.4% of the 53,192,417 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 51,992,417 shares of Common Stock outstanding as of the date of this Statement and (y) the 1,200,000 shares of Common Stock issuable upon exercise of the aforesaid stock options.
     Kanavos beneficially owns (i) directly 7,127,398 shares of Common Stock (consisting of: (A) 354,254 shares of Common Stock owned of record by Kanavos; (B) 4,980,284 shares of Common Stock owned of record by Kanavos and his spouse, Dayssi Olarte de Kanavos, as joint tenants; (C) 500,000 shares of Common Stock owned of record by the Paul C. Kanavos 2008 GRAT; (D) 1,142,860 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by Kanavos and his spouse, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; and (E) 150,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are exercisable at $20.00 per share within 60 days after the date of this Statement) and (ii) indirectly 5,407,611 shares of Common Stock (consisting of the shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 23.5% of the 53,285,277 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 51,992,417 shares of Common Stock outstanding as of the date of this Statement and (y) the 1,292,860 shares of Common Stock issuable upon exercise of the aforesaid stock options and warrants. Kanavos’ beneficial ownership excludes 500,000 shares of Common Stock owned of record by his spouse’s GRAT, the Dayssi Olarte de Kanavos 2008 GRAT.
     Torino beneficially owns (i) directly 256,238 shares of Common Stock (consisting of: (A) 176,238 shares of Common Stock owned of record by Torino; and (B) 80,000 shares of Common Stock issuable upon the exercise of stock options held by Torino that are exercisable at $20.00 per share within 60 days after the date of this Statement) and (ii) indirectly 13,107,339 shares of Common Stock (consisting of: (A) 5,556,870 shares of Common Stock owned of record by ONIROT; (B) 2,142,858 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by TTERB, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; and (C) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 24.6% of the 54,215,275 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 51,992,417 shares of Common Stock outstanding as of the date of this Statement and (y) the 2,222,858 shares of Common Stock issuable upon exercise of the aforesaid stock options and warrants.
     Atlas beneficially owns 5,407,611 shares of Common Stock, which represents approximately 10.4% of the 51,992,417 shares of Common Stock outstanding as of the date of this Statement. Sillerman, Kanavos and Torino (through TTERB), by virtue of owning a combined approximately 76% voting interest in Atlas and serving as its directors and executive officers, also are deemed to have beneficial ownership of these shares of Common Stock.
     (b) As of the date of this Statement:
     Of the Common Stock reported herein as being beneficially owned by Sillerman, Sillerman possesses sole voting and sole dispositive power over 14,471,972 shares of Common Stock and possesses shared voting power and dispositive power over 6,474,528 shares of Common Stock.
     Of the Common Stock reported herein as being beneficially owned by Kanavos, Kanavos possesses sole voting and sole dispositive power over 1,004,254 shares of Common Stock and possesses shared voting power and dispositive power over 11,530,755 shares of Common Stock.
     Of the Common Stock reported herein as being beneficially owned by Torino, Torino possesses sole voting and sole dispositive power over 256,238 shares of Common Stock and possesses shared voting power and dispositive power over 13,107,339 shares of Common Stock.

CUSIP No. 302709-100	SCHEDULE 13D	Page 12 of 13 Pages
     Of the Common Stock reported herein as being beneficially owned by Atlas, Atlas possesses shared voting power and dispositive power over all of the 5,407,611 shares of Common Stock.
     (c) On December 29, 2008, Atlas acquired the 5,407,611 shares of Common Stock reported herein as being beneficially owned by it in the Exchange Transaction. In the Exchange Transaction, these shares of Common Stock were valued at $0.125 per share (the closing price per share of Common Stock as reported on The NASDAQ Global Market on that date). In the Exchange Transaction, Sillerman, Kanavos and Torino (through TTERB) transferred to Atlas 2,720,000, 601,430 and 1,071,429 shares of Common Stock, respectively. Except for the transactions described herein, during the sixty days immediately preceding the date of this Statement, the Reporting Persons have not effected any transactions in the Common Stock.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of the Statement is hereby amended to add the following information:
     On December 29, 2008, the Reporting Persons entered into a Joint Filing Agreement. A copy of the Joint Filing Agreement is filed herewith as Exhibit 12 and incorporated herein by reference.
ITEM 7. Material to be Filed as Exhibits.
     Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit
Number	Description

12	Joint Filing Agreement dated December 29, 2008 by and among Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Paul C. Kanavos, Brett Torino, ONIROT Living Trust dated 06/20/2000, TTERB Living Trust and Atlas Real Estate Funds, Inc.

CUSIP No. 302709-100	SCHEDULE 13D	Page 13 of 13 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2008	/s/ Robert F.X. Sillerman Robert F.X. Sillerman

Dated: December 29, 2008	Sillerman Capital Holdings, L.P.

/s/ Robert F.X. Sillerman
By: Robert F.X. Sillerman, as President of Sillerman Capital Holdings, Inc.
Its: General Partner

Dated: December 29, 2008	/s/ Paul C. Kanavos
Paul C. Kanavos

Dated: December 29, 2008	/s/ Brett Torino
Brett Torino

Dated: December 29, 2008	ONIROT Living Trust dated 06/20/2000

/s/ Brett Torino
By: Brett Torino, as Trustee

Dated: December 29, 2008	TTERB Living Trust

/s/ Brett Torino By: Brett Torino, as Trustee

Dated: December 29, 2008	Atlas Real Estate Funds, Inc.

By: Name:	/s/ Paul Kanavos Paul Kanavos
Title:	President